SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                              THE HE-RO GROUP, LTD.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    422047100
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 11, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

             Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                        Exhibit Index Appears on Page 9.
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 422047100                      13D           Page 2 of 12 Pages
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================================================================================

    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        RONALD LABOW
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b) / /
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                            U.S.A.
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NUMBER OF          7      SOLE VOTING POWER
  SHARES
ENEFICIALLY                        -0-
 OWNED BY     ------------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
REPORTING
ERSON WITH                         4,430,748
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                   -0-
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                   -0-
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    4,430,748
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       66.0%
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    14     TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 422047100                   13D           Page 3 of 12 Pages
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================================================================================
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                  STEWART E. TABIN
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    -0-
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING                  8          SHARED VOTING POWER
 PERSON WITH
                                                     4,430,748
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                     -0-
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    4,430,748
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       66.0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 422047100                    13D           Page 4 of 12 Pages
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Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of The He-Ro Group, Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 550 Seventh Avenue, New York, NY 10018.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Ronald LaBow and Stewart E. Tabin. Each of the foregoing is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". Pursuant to an irrevocable proxy described in Item 4 hereof, each of Messrs. LaBow and Tabin has the power to vote certain Shares as described in Item 4 hereof. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 110 East 59th Street - 30th Floor, New York, New York 10022.

                  (c) The principal occupation of Mr. LaBow is President of Stonehill Investment Corp. ("Stonehill"). Mr. LaBow is also Chairman of the Board of WHX Corporation. The principal occupation of Mr. Tabin is Vice President of Stonehill. Stonehill is principally engaged in the management of certain investment partnerships and related investment activities and has its principal address at 110 East 59th Street, New York, New York 10022.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  On  March  11,  1997,  Della  Rounick  ("Mrs.  Rounick"),  the
Co-Chairman   of  the  Board  of  Directors  of  The  He-Ro  Group,   Ltd.  (the
"Registrant") and sole executrix of the Estate of Herbert Rounick

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CUSIP No. 422047100                     13D           Page 5 of 12 Pages
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(the  "Estate")  executed  an  irrevocable  proxy in favor of  Ronald  LaBow and
Stewart E. Tabin, the President and Vice President of Stonehill, respectively, which granted to such individuals the right to vote the 4,430,748 shares of common stock of the Registrant, par value $.01 per share (the "Common Stock"), currently owned by Mrs. Rounick and the Estate (which shares represent 66% of
the  Common  Stock  currently   outstanding)   in  favor  of  the   transactions
contemplated by that certain Stock Purchase Agreement dated as of March 11, 1997 (the "Agreement") by and among the Registrant, Mrs. Rounick, Oleg Cassini ("Mr. Cassini") Stonehill and Oleg Cassini, Inc. ("OCI"). Under the terms of the Agreement, among other things, the Registrant has agreed to issue and sell to
(i) Stonehill 6,869,332 shares of Common Stock (which shares when issued will represent approximately 20% of the then issued and outstanding shares of Common Stock) for a purchase price of $4,000,000 payable in cash at the Closing (as defined in the Agreement) and (ii) to Cassini 20,000,000 shares of its Common Stock (which shares when issued will represent approximately 60% of the then issued and outstanding shares of Common Stock) for (a) $3,000,000, of which $1,000,000 is payable in cash at the Closing and the balance is payable by the delivery on the Closing of two non-interest bearing promissory note of Mr. Cassini payable to the Registrant each in the principal amount of $1,000,000, one of which will be due on the first anniversary of the Closing and the second of which will be due on the second anniversary of the Closing and both of which will be secured by the shares of Common Stock to be issued to Mr. Cassini, and
(b) the execution and delivery by OCI of a certain Management License Agreement pursuant to which on and after the Closing, the Registrant will manage the day to day operations and supervise five of OCI's existing agreements and any future license agreements relating to women's apparel in exchange for half of the royalties collected under such license agreements. Under the terms of the Agreement, Stonehill and Mr. Cassini will have the right to require the Company to register their shares of Common Stock under certain circumstances. In addition, pursuant to the Agreement, the Estate has agreed to sell to Stonehill all but $1,000,000 of the approximately $6,000,000 of subordinated debt owing from the Registrant to the Estate. Upon the Closing of the transactions described in the Agreement, the 4,430,748 shares of Common Stock owned by Mrs. Rounick and the Estate will represent 13% of the Common Stock to be outstanding on the Closing Date after the issuance of shares to Stonehill and Mr. Cassini.

                  The Agreement also provides that, on the Closing Date: (i) members of the Registrant's existing Board of Directors will have resigned; (ii) the Registrant's Board of Directors will be expanded from three to seven members consisting of Mr. Cassini, Mr. LaBow, the President and principal stockholder of Stonehill, the Registrant's Chief Executive Officer, a designee of Mrs. Rounick and the balance to be designated by Mr. Cassini and/or Mr. LaBow; (iii) Mr. Cassini will be named Chairman of the Board; and (iv) the

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CUSIP No. 422047100                    13D           Page 6 of 12 Pages
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Registrant  will be renamed Oleg Cassini Group  International,  Ltd. Mr. Cassini will also provide a three-year voting trust to Mr. LaBow at the Closing.

                  The Closing is subject to, among other things, approval by the Registrant's stockholders of (i) an amendment to the Registrant's Certificate of Incorporation to change the name of the Registrant and to increase the number of shares of Common Stock which the Registrant is authorized to issue and (ii) the issuance of the above referenced shares of Common Stock to Stonehill and Mr. Cassini. The transactions contemplated by the Agreement are also subject to other third party and regulatory approvals and certain other closing conditions.

                  Except as described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,717,333 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1996.

                  As of the close of business on March 20, 1997, Messrs. LaBow and Tabin may each be deemed to beneficially own 4,430,748 Shares, representing approximately 66.0% of the Issuer's Common Stock, by virtue of the irrevocable proxy granted to them as described in Item 4. Messrs. LaBow and Tabin each disclaims beneficial ownership of such Shares.

                  (b) By virtue of the irrevocable proxy described in Item 4, each of Messrs. LaBow and Tabin has the power to vote the Shares reported in this Schedule 13D.

                  (c) No transactions in the Issuer's Common Stock were effected in the last sixty days by the Reporting Persons.

                  (d) No person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such Shares of the Common Stock, other than Mrs. Rounick and the Estate.

                  (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

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CUSIP No. 422047100                      13D           Page 7 of 12 Pages
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                  Other  than  as  described  herein,  there  are no  contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Irrevocable Proxy

                  2.       Joint Filing Agreement

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CUSIP No. 422047100                      13D           Page 8 of 12 Pages
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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            March 21, 1997



                                                    s/ Ronald LaBow
                                                --------------------------------
                                                       Ronald LaBow


                                                    s/ Stewart E. Tabin
                                                --------------------------------
                                                       Stewart E. Tabin

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CUSIP No. 422047100                      13D           Page 9 of 12 Pages
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                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                              Page
-------                                                              ----

1.       Irrevocable Proxy                                            10

2.       Joint Filing Agreement                                       12